Mail Stop 4561

June 26, 2008

Mr. Andrew M. Alexander
Chief Executive Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

> **Re: Weingarten Realty Investors**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-09876**

Dear Mr. Alexander:

We have reviewed your filings and have the following comments. We have limited our review to only the issues raised in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 11

1. In future Form 10-K filings, please disclose:

    -   The average effective annual rental per square foot or unit for each of the last five years; and

    -   Lease expirations for each of the next ten years.

Schedule III, page 93

2. Please tell us your basis for aggregating properties in Schedule III. Please note that footnote 3 to Rule 12-28 of Regulation S-X only allows you to aggregate properties if the combined amount does not exceed five percent of the total carrying amount of the properties. In addition, please revise this schedule in future filings to include all of the information required by Rule 12-28 of Regulation S-X and provide us with an example of your disclosures that you will include in future filings.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief